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EXHIBIT 99.E.

                       CONSENT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors of
Massachusetts Mutual Life Insurance Company

We consent to the inclusion in this Post-Effective Amendment No. 11 to the Registration Statement of Massachusetts Mutual Variable Life Separate Account I (Variable Life Plus segment) on Form S-6 (Registration No. 33-23126), of our report dated February 25, 1999, on our audits of the Massachusetts Mutual Variable Life Separate Account I (Variable Life Plus segment), and of our report dated February 25, 1999, on our audits of the statutory financial statements of Massachusetts Mutual Life Insurance Company, which includes explanatory paragraphs relating to the use of statutory accounting practices, which differ from generally accepted accounting principles. We also consent to the reference to our Firm under the caption "Experts."




PricewaterhouseCoopers LLP
Springfield, Massachusetts
April 27, 1999